Exhibit (d)(4)

GXO Logistics, Inc.
Two American Lane
Greenwich, CT 06831

August 30, 2023

PFSweb, Inc.
9250 Royal Lane, Suite 100
Irving, TX 75063

Re: Exclusivity Agreement

Ladies and Gentlemen:

In connection with the possible acquisition (the “Transaction”) by GXO Logistics, Inc. (“GXO”) of PFSweb, Inc. (the “Company”), you have agreed to enter into this letter agreement and to be bound in accordance with the terms hereof.

1.

Exclusivity. In consideration of the substantial expenditure of time and effort to be undertaken by GXO and its representatives in connection with the potential Transaction, the Company hereby undertakes and agrees that without the prior written consent of GXO, from the date hereof until the Termination Date (as defined below), neither the Company nor any of its direct or indirect subsidiaries, employees, officers, directors, affiliates and representatives (the “Company Parties”) shall engage in any Business Combination (as defined below) other than the Transaction with GXO (any such Business Combination is also referred to herein as an “Alternative Transaction”) or, directly or indirectly, (a) solicit, initiate, assist or encourage (including by way of furnishing any information or data or provide access to the Company’s books, records, assets, businesses or personnel) or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Alternative Transaction, (b) participate in any discussions or negotiations with a third party regarding an Alternative Transaction or (c) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse), or enter into any agreement or understanding (whether or not binding or definitive) relating to any Alternative Transaction. The Company also hereby agrees to, and agrees to cause the other Company Parties to, immediately cease all discussions and negotiations with respect to any Alternative Transaction and promptly inform GXO in the event any proposal for an Alternative Transaction is made, including the terms and conditions of any such proposal (and a copy of any written documents provided in connection with any such proposal).

For purposes hereof, “Termination Date” shall be 11:59 pm, Eastern time, on September 13, 2023.

For purposes hereof, “Business Combination” shall mean any (a) a merger, consolidation, business combination or similar transaction pursuant to which any person or group, or the shareholders of any such person, shall acquire, directly or indirectly, 25% or more of the voting securities of the Company, (b) a tender or exchange offer for 25% or more of the voting securities of the Company, (c) a sale of 25% or more of the consolidated assets or revenue of the Company (including equity securities of subsidiaries) or (d) any other single transaction or series of related transactions (including any recapitalization, restructuring, sale, distribution or equity issuance) that results in the stockholders of the Company immediately before such transaction directly or indirectly owning, immediately following such transaction, less than 75% of the common stock of the Company owned by such stockholders immediately before such transaction.

2.

Access to Information. To assist GXO in conducting its due diligence review of the Company, the Company shall afford, and cause the other Company Parties to afford, to GXO and its representatives access to the properties, business, personnel, and financial, legal, tax and other data and information of or relating to the Company as any of them may reasonably request.

3.

Expenses. Each of the parties shall be solely responsible to pay its own expenses incurred in preparing this letter agreement and in preparing and negotiating the definitive agreements for the Transaction (the “Transaction Agreements”), whether or not the Transaction is consummated.

4.

Termination. Except for paragraphs 3, 4, 5 and 6, which will survive any termination of this letter agreement, this letter agreement will automatically terminate and be of no further force and effect upon the earliest to occur of (a) the execution and delivery of the Transaction Agreements, (b) the mutual written agreement of the Company and GXO and (c) the Termination Date. Notwithstanding the previous sentence, the termination of this letter agreement shall not affect any rights any party has with respect to the breach of this letter agreement by another party occurring prior to such termination.

5.

Amendment; Counterparts. This letter agreement may be amended only by a written instrument executed by the Company and GXO. This letter agreement may be executed in two or more identical counterparts, including electronic transmission and facsimile counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.

Remedies; Governing Law. It is understood and agreed that money damages would not be an adequate remedy for any breach of this letter agreement by the Company or any of the Company Parties and that GXO shall be entitled to equitable relief, including, without limitation, an injunction and specific performance, as a remedy for any such actual or potential breach, and in any such case, without requirement for the securing or posting of any bond. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement but shall be in addition to all other remedies available at law or equity to GXO. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

* * *

[Signature page follows]

If you are in agreement with the contents of this letter agreement, kindly indicate the same by signing a copy of this letter agreement and returning it to the undersigned.

Very truly yours,

GXO LOGISTICS, INC.

By:	/s/ Malcolm Wilson

Name:	Malcolm Wilson
Title:	Chief Executive Officer

Accepted as of the date first written above by a duly authorized representative of the party listed below.

PFSWEB, INC.

By:	/s/ Michael Willoughby

Name:	Michael Willoughby
Title:	CEO

[Signature Page to Exclusivity Agreement]